BB 3/6

06003364

SECU[RITIES AND EXCHANGE CO]MMISSION

Washington, D.C.

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2006 WASH, D.C. 192 SECTION

SEC FILE NUMBER
8- 51388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRD # 46343

Oak Grove Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 South Walnut Street
(No. and Street)

Rochester	Illinois	62563
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don McCarthy — 217-498-8600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Estes, Bridgewater & Ogden
(Name — *if individual, state last, first, middle name*)

901 S. Second Street	Springfield	Illinois	62704
(Address)	(City)	(State)	Zip Code)

PROCESSED
MAR 30 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Christopher Bivens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Grove Investment Services, Inc., as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
DONALD J. MC CARTHY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12-4-2006

Signature

SEC-TREAS

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAK GROVE INVESTMENT SERVICES, INC.

AUDITED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED DECEMBER 31, 2005

Oak Grove Investment Services, Inc.

Table of Contents

Estes, Bridgewater & Ogden

CERTIFIED PUBLIC ACCOUNTANTS

901 South Second Street
Springfield, Illinois 62704
217/528-8473
Fax 217/528-8506

RICHARD W. OGDEN, C.P.A.
RICHARD L. GRAFTON, C.P.A.
ROY A. BALLINGER, C.P.A.

MICHAEL A. FAFOGLIA, C.P.A.
LORI K. MILOSEVICH, C.P.A.
VALERIE R. AUSMUS, C.P.A.
JAQUELIN R. LEONHARD
MICHELLE L. DEFREITAS
CATHY A. GRAVES

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Oak Grove Investment Services, Inc.

We have audited the accompanying statement of financial condition of Oak Grove Investment Services, Inc. (a corporation) as of December 31, 2005 and the related statements of changes in stockholders' equity, income, cash flows and computation of net capital for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Oak Grove Investment Services, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Estes, Bridgewater + Ogden
Certified Public Accountants

February 20, 2006

Oak Grove Investment Services, Inc. Statement 1

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

Assets

CURRENT ASSETS	
Cash & cash equivalents	$57,945
Investment	6,000
Accounts receivable	8,485
Prepaid income taxes	6,751
Total current assets	79,181
PROPERTY & EQUIPMENT – less accumulated depreciation of $3,214	0
TOTAL ASSETS	**$79,181**

Liabilities and Stockholders' Equity

CURRENT LIABILITIES	
Accounts payable	$ 6,958
Total current liabilities	6,958
STOCKHOLDERS' EQUITY	
Common stock – Authorized 1,000,000 Shares, no par value; issued and outstanding 1,000,000 shares	1,000
Paid in capital	12,050
Retained earnings	59,173
Total stockholders' equity	72,223
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$79,181**

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

Statement 2

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2005

Balance Beginning of Year	$56,445
Net income for the year	15,778
Dividends paid	0
Additional paid in capital	0
Balance End of Year	$72,223

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

Statement 3

STATEMENT OF INCOME

For the year ended December 31, 2005

REVENUE	
Commission income	$436,583
Registration & license	11,192
Interest income	90
Total revenue	447,865
EXPENSES	
Legal & accounting	2,315
Bank charges	622
Bonus	1,500
Commissions	325,921
Licensing	23,140
Contract labor	32,299
Office supplies	512
Postage	639
Miscellaneous	121
Speaker & meeting expenses	675
Telephone	684
Insurance	307
Storage	5,105
Internet	800
Management fee	32,000
Depreciation	402
Equipment repairs	518
Rent	200
Travel	78
Total expenses	427,838
NET INCOME BEFORE INCOME TAXES	**20,027**
Federal & State Income Taxes	(4,249)
NET INCOME FOR THE YEAR	**$ 15,778**

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2005

Statement 4

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$15,778
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	402
Decrease in accounts receivable	20,051
(Increase) in prepaid income taxes	(6,751)
(Decrease) in accounts payable	(16,442)
(Decrease) in income taxes payable	(12,141)
Net cash provided by operating activities	897
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(402)
INCREASE IN CASH AND CASH EQUIVALENTS	**495**
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	57,450
CASH AND CASH EQUIVALENTS – END OF YEAR	**$57,945**

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.
COMPUTATION OF NET CAPITAL
For the year ended December 31, 2005

Statement 5

Allowable assets	$79,181
Un-allowable assets	0
Total allowable assets	79,181
Total liabilities	(6,958)
Net capital per audit report accrual basis	72,223
Adjust to cash basis	
Less: Account receivable	(8,485)
Plus: Accounts payable	6,958
Net capital per client cash basis December 31, 2005 Focus Report	$70,696

Oak Grove Investment Services, Inc.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Nature of Business - Oak Grove Investment Services, Inc. (Company) was incorporated in Illinois on April 19, 1999. The Company is a NASD registered broker-dealer providing investment products such as mutual funds and variable annuities.

b. Basis on accounting - The books and records of the Company are maintained on the cash basis of accounting for tax reporting purposes and are converted to the accrual basis for financial statement reporting purposes. For financial statement reporting revenues are recognized when earned and expenses are recognized when incurred.

c. Cash and cash equivalents - Short-term investments with an original maturity of three months or less are considered to be cash equivalents.

d. Property & equipment - Fixed assets are stated at cost. Depreciation is computed using the modified cost recovery methods allowable under the Internal Revenue Code. The recovery periods being used are 5 and 7 years for furniture, fixtures and equipment and 39 years for leasehold improvements.

e. Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

f. Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – INVESTMENT

The Company has a $6,000 certificate of deposit with Rochester State Bank, Rochester, Illinois. The certificate matures October 28, 2006. The rate of interest is 3%.

NOTE 3 – INCOME TAXES

Income taxes payable consist of the following at December 31, 2005:

Federal	$ 2,786
State	1,463
Total	4,249
Less: Federal and state estimates	(11,000)
Balance payable/(overpayment)	($ 6,751)

NOTE 4 – MANAGEMENT FEE

The Company pays a management fee to Acorn Service Group, Inc. For the year ended December 31, 2005 the company paid $32,000 to Acorn Service Group, Inc. The following items are included in and are part of the management fee: office space, office staff, utilities, office supplies, office equipment, and management of the company. Acorn Service Group, Inc. owns 100% of the stock of Oak Grove Investment Services, Inc.